UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:		December 31, 2001
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
MedicaLogic/Medscape, Inc. Full Name of Registrant
N/A Former Name if Applicable
20500 NW Evergreen Parkway Address of Principal Executive Office (Street and Number)
Hillsboro, Oregon 97124 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
☒	will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 24, 2002, the Registrant and certain of its subsidiaries entered into an Asset Purchase Agreement (the "Asset Purchase Agreement"), dated as of January 24, 2002, with GE Medical Systems Information Technologies, Inc. ("GE Medical") for the sale of substantially all of Registrant's assets and the assumption of certain of its liabilities.

In connection with and contemporaneous with the execution and delivery of the Asset Purchase Agreement, the Registrant and its five United States subsidiaries filed a voluntary petition for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The case has been assigned to the Honorable Judge Peter J. Walsh under case number 02-10253. In addition to the Registrant, the filing entities were MedicaLogic Enterprises, Inc., MSCP Holdings, Inc., MedicaLogic Pennsylvania, LLC, MedicaLogic of Texas, Inc. and MedicaLogic Texas, L.P.

On March 19, 2002, the Bankruptcy Court entered an order approving the sale of the Company's assets free and clear of liens to GE Medical. Pursuant to the Asset Purchase Agreement, the sale closed on March 25, 2002. As a result of this corporate reorganization, the financial demands and constraints placed on the Registrant, and the demands placed on the Registrant's officers and financial personnel, the Registrant is not able to file by April 1, 2002 its Annual Report on Form 10-K for the fiscal year ended December 31, 2001. The Registrant will file the Form 10-K no later than the fifteenth day following the due date.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (6/94)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Adele Kittredge Murray (Name)	(503) (Area Code)	466-3632 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MedicaLogic/Medscape, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	4/2/2002	By	Adele Kittredge Murray

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

Explanation for Part IV (3)

        There will be a significant change in results of operations for the fiscal year ended December 31, 2001 compared with the fiscal year ended December 31, 2000, which will be reflected in the income statement for the Registrant to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, because the Registrant sold, or adopted a plan to dispose of, each of its operating segments during the fiscal year ended December 31, 2001.

        During the fiscal year ended December 31, 2000, the Registrant engaged in and derived substantially all of its revenues from three operating segments: Digital Health Record (DHR) applications, Internet Portals and Transcription Services. On August 17, 2001, the Registrant completed the sale of its transcription services segment to TEM Holdings, LLC for approximately $6 million. On December 26, 2001, the Registrant completed the sale of its Internet Portals business to WebMD Corporation for approximately $10 million. In November 2001, the Registrant adopted a plan to dispose of its DHR segment which culminated in the sale of the DHR segment for approximately $35.3 million to GE Medical Systems Information Technologies, Inc. which closed on March 25, 2002. The sale of each of these segments of the Registrant's business will be reported as discontinued operations on Form 10-K. This will impact the Registrant's statement of operations by eliminating the revenues and expenses for these portions of the Registrant's business.

        In addition, the statement of operations for the fiscal year ended December 31, 2001 likely will contain footnotes indicating that on January 24, 2002, the Registrant and certain of its subsidiaries agreed to sell substantially all of Registrant's remaining assets to GE Medical Systems Information Technologies, Inc., and that simultaneously the Registrant and its five United States subsidiaries filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

        Additional information about the foregoing matters is contained in the Registrant's Current Reports on Form 8-K filed with the Securities and Exchange Commission on August 29, 2001, January 10, 2002, January 25, 2002 and March 20, 2002.